UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G
Under the Securities Exchange Act of 1934
(Amendment No.  5)*

PAMPA ENERGÍA S.A.
(Name of Issuer)

Common Shares, par value Ps. 1.00 per share
American Depositary Shares, each representing 25 Common Shares
(Title of Class of Securities)

American Depositary Shares: 697660207**
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page (however, see the Notes).
** This CUSIP number applies to the American Depositary Shares. No CUSIP number exists for the underlying common shares since such shares are not traded in the United States.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.: 697660207 (American Depositary Shares)	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS
Hidden Lake S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Argentina

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
72,139,594 Common Shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
72,139,594 Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,139,594 Common Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2% of the Common Shares

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.: 697660207 (American Depositary Shares)	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS
Braslyn Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
19 Common Shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
19 Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19 Common Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.: 697660207 (American Depositary Shares)	13G	Page 4 of 10 Pages

1	NAMES OF REPORTING PERSONS
Burlington Ventures Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0 Common Shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0 Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Common Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% of the Common Shares

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.: 697660207 (American Depositary Shares)	13G	Page 5 of 10 Pages

1	NAMES OF REPORTING PERSONS
Shelton Ventures Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Bahamas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0 Common Shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0 Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 Common Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.0% of the Common Shares

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

CUSIP No.: 697660207 (American Depositary Shares)	13G	Page 6 of 10 Pages

1	NAMES OF REPORTING PERSONS
Joe Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
72,139,613 Common Shares

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
72,139,613 Common Shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
72,139,613 Common Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.2% of the Common Shares

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No.: 697660207 (American Depositary Shares)	13G	Page 7 of 10 Pages

This Amendment No. 5 (“Amendment No. 5”) amends and supplements the statement on Schedule 13G initially filed on September 5, 2019 by Braslyn Ltd. (“Braslyn”), Hidden Lake S.A. (“Hidden Lake”) and Joe Lewis (as amended prior to the date hereof, the “Original Filing”), as amended by Amendment No. 1 filed on February 14, 2020, Amendment No. 2 filed on July 7, 2020, Amendment No. 3 filed on February 16, 2021 and Amendment No. 4 filed on February 14, 2022 by Braslyn, Hidden  Lake, Shelton Ventures Inc. (“Shelton Ventures”), Burlington Ventures Ltd. (“Burlington”) and Joe Lewis (collectively, the “Reporting Persons”). The Original Filing remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment No. 5. Capitalized terms used and not defined in this Amendment No. 5 have the meanings set forth in the Original Filing.
Item 1(a)	Name of Issuer:
Pampa Energia S.A. (Pampa Energy Inc.) (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices:
Maipú 1
C1084ABA
City of Buenos Aires, Argentina
Item 2(a)	Name of Person Filing:
This Schedule 13G is jointly filed by Hidden Lake, Braslyn, Shelton Ventures, Burlington and Joe Lewis. Joe Lewis is the sole indirect beneficial owner of, and controls each of Hidden Lake, Braslyn, Shelton Ventures and Burlington.
Item 2(b)	Address of Principal Business Office or, if none, Residence:
The principal business address for Hidden Lake is Avenida del Libertador 602, Piso 3, CABA, Argentina. The principal business address for Braslyn, Shelton Ventures, Burlington and Joe Lewis is Cay House, EP Taylor Drive N7776, Lyford Cay, New Providence, Bahamas.
Item 2(c)	Citizenship:
Hidden Lake is a company (sociedade anónima) organized under the laws of Argentina. Braslyn, Shelton Ventures and Burlington are companies organized under the laws of the Bahamas. Joe Lewis is a citizen of the United Kingdom.
Item 2(d)	Title of Class of Securities:
Common Shares, par value Ps. 1.00 per share (the “Common Shares”) and American Depositary Shares (“ADSs”), each representing 25 Common Shares.
Item 2(e)	CUSIP Number:
The CUSIP number for the ADSs is 69760207. No CUSIP number exists for the underlying Common Shares since such shares are not traded in the United States.
Item 3	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

CUSIP No.: 697660207 (American Depositary Shares)	13G	Page 8 of 10 Pages

Item 4	Ownership:
(a)
Amount beneficially owned: Hidden Lake beneficially owns 72,139,594 Common Shares. Braslyn beneficially owns 19 Common Shares. Joe Lewis beneficially owns 72,139,613 Common Shares. Shelton Ventures and Burlington do not beneficially own any Common Shares. The Reporting Persons beneficially own 72,139,613 Common Shares.

(b)
Percent of class: The Common Shares beneficially owned by Hidden Lake and Joe Lewis represent 5.2% of the Issuer’s outstanding Common Shares. The Common Shares beneficially owned by Braslyn represent less than 0.1% of the Issuer’s outstanding Common Shares. The Reporting Persons may be deemed to beneficially own in the aggregate 5.2% of the Issuer’s outstanding Common Shares. All percentages are based on 1,383,644,605 Common Shares stated to be outstanding as of November 4, 2022 by the Issuer on its website.

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote: None of the Reporting Persons has the sole power to vote or to direct the vote of any Common Shares.
(ii)
shared power to vote or to direct the vote: Hidden Lake and Joe Lewis have shared power to vote or to direct the vote of the 72,139,594 Common Shares they beneficially own. Braslyn and Joe Lewis have shared power to vote or to direct the vote of the 19 Common Shares they beneficially own.

(iii)	sole power to dispose or to direct the disposition of: None of the Reporting Persons has the sole power to dispose or to direct the disposition of any Common Shares.
(iv)
shared power to dispose or to direct the disposition of: Hidden Lake and Joe Lewis have shared power to dispose or to direct the disposition of the 72,139,594 Common Shares they beneficially own. Braslyn and Joe Lewis have shared power to dispose or to direct the disposition of the 19 Common Shares they beneficially own.

Item 5	Ownership of Five Percent or Less of a Class:
With respect to Braslyn, Burlington and Shelton Ventures:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.
Item 6	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.
Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not applicable.
Item 8	Identification and Classification of Members of the Group:
Not applicable.

CUSIP No.: 697660207 (American Depositary Shares)	13G	Page 9 of 10 Pages

Item 9	Notice of Dissolution of Group:
Not applicable.
Item 10	Certification:
(c) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.
Exhibits
99.1
Joint Filing Agreement, dated February 14, 2022, among the Reporting Persons (incorporated by reference to Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons on February 14, 2022).

CUSIP No.: 697660207 (American Depositary Shares)	13G	Page 10 of 10 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 14, 2023
HIDDEN LAKE S.A.

	By:	/s/ Vera Hector Alejandro
	Name:	Vera Hector Alejandro
	Title:	Vice President

BRASLYN LTD.
	By:	/s/ Jason C. Callender
	Name:	Jason C. Callender
	Title:	Director

SHELTON VENTURES INC.
	By:	/s/ Jason C. Callender
	Name:	Jason C. Callender
	Title:	Director

BURLINGTON VENTURES LTD.

	By:	/s/ Jason C. Callender
	Name:	Jason C. Callender
	Title:	Director

JOSEPH C. LEWIS

/s/ Joseph C. Lewis
Joseph C. Lewis, Individually